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Filed by State Street Research Money Market Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Money Market Trust
SEC File No. 2-97506

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a letter sent to shareholders of the series of the trusts reminding them of the proxy materials they received relating to the proposed reorganizations.

                           [STATE STREET RESEARCH LOGO]

December 3, 2004

REMINDER

Dear State Street Research Shareholder,

In mid-November, we mailed you proxy materials requesting your vote on an important proposal affecting your State Street Research fund(s). If you have not already returned the proxy card previously mailed to you, please sign and return promptly the enclosed proxy card in the accompanying envelope which requires no postage. If you have already voted, we thank you for your consideration.

If you prefer, you may cast your vote by: 1) calling a telephone representative toll-free at 1-877-456-6399, 2) touch-tone voting at 1-888-221-0697, 3) visiting our website at www.ssrfunds.com and clicking on VOTE YOUR PROXY ONLINE, or 4) attending the special shareholder meeting on December 27, 2004.

As a shareholder, your vote is important. We hope that you will respond today to ensure that your shares will be represented at the meeting.

If you have any questions about the proxy materials you received, please call 1-877-773-8637 or contact your financial advisor.

Sincerely,

/s/ Richard S. Davis

Richard S. Davis
Chairman of the Board
President & Chief Executive Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock Funds ("BlackRock") has filed Combined Prospectus / Proxy Statements with the Securities and Exchange Commission Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447,
333-119457, 333-119448, 333-119449, 333-119450, 333-119451, 333-119452,
333-119453, 333-119454, 333-119456, 333-119458, 333-119459 and 333-119461),
of BlackRock and certain State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR trusts into certain series of BlackRock. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004 AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.







                 One Financial Center - Boston, MA 02111-2690
                       1.87.SSR.FUNDS - (1.877.773.8637)
                          www.statestreetresearch.com